SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated May 8, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated May 8th, 2014, the Company reported in connection with the information duly disclosed to the market related to the investment of the Company in Dolphin Fund Ltd., an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores venture Capital Uruguay S.A., a company indirectly controlled by Eduardo Sergio Elsztain (“Dolphin”), that on May 7th, 2014 was performed the closing of the transaction by which, through Dolphin B.V. (as defined below) along with CA.A. Extra Holdings Limited, a company incorporated under the laws of the State of Israel, controlled by Mordechay Ben Moshe ("ETH"), has acquired approximately 53.3% of IDB Development Corporation Ltd. ("IDBD") (the "Transaction"); furthermore, the aforementioned percentage may be increased subject to the sale of certain assets by IDBD during the year.

In the abovementioned Transaction, Dolphin B.V. along with other investors holds 50% of IDBD, while the remaining 50% is held by ETH, the total amount invested by both parties’ amounts to US$ 272 million (NIS 950 million); the Company made investments in Dolphin for the amount of approximately USD 109.5 million. Additionally, as previously disclosed the Company has signed a commitment for an additional subscription for an amount of up to approximately US$ 43.2 million in Dolphin B.V., an indirectly controlled subsidiary of Dolphin (“Dolphin B.V.”) in order to achieve the participation of Dolphin Netherlands B.V. in the issuance of shares that IDBD has undertaken to perform.

IDBD is one of the largest and most diversified investment groups in Israel, which participates through its subsidiaries in numerous markets and industry sectors, such as real estate, retail, agribusiness, oil and gas, insurance, telecommunications, etc. ; which controls companies such as Clal Insurance (Insurance Company), Cellcom (wireless communication company) , Koor Industries (owner of 40 % of Makhteshim Agan Industries (Agrochemicals)) , Super- Sol (supermarkets) PBC (Real Estate) among others .

The Settlement of the transaction is expected to take place next Sunday May 11th, 2014; meanwhile Dolphin B.V. has appointed Messrs. Eduardo Sergio Elsztain Saúl Zang and Alejandro Gustavo Elsztain in Board of Directors of IDBD.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 8, 2014